Exhibit 99.1

Obsidian Energy Announces Voting Results from the 2026 Annual and Special Meeting of Shareholders

CALGARY, May 7, 2026 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that at our annual and special meeting of shareholders held on May 7, 2026, Obsidian Energy's shareholders approved all resolutions outlined in the Notice of 2026 Annual and Special Meeting and Management Proxy Circular dated March 15, 2026 (the “Information Circular”), which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on Obsidian Energy’s website at www.obsidianenergy.com.

1.
Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed as auditor of the Company for the ensuing year.

2.
Election of Directors

By resolutions passed by ballot vote, the following seven nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
Shani Bosman	21,149,944	90.9%	2,121,051	9.1%
John Brydson	21,128,105	90.8%	2,142,890	9.2%
Raymond D. Crossley	22,491,581	96.7%	779,268	3.3%
Michael J. Faust	21,365,319	91.8%	1,905,676	8.2%
Edward H. Kernaghan	21,412,022	92.0%	1,857,853	8.0%
Stephen Loukas	22,643,868	97.3%	626,981	2.7%
Gordon Ritchie	22,724,622	97.7%	546,227	2.3%

3.
Non-Binding Advisory Vote on the Corporation's Approach to Executive Compensation

By resolution passed by ballot vote, the Company’s approach to executive compensation as outlined in the Information Circular was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
19,608,843	84.3%	3,662,152	15.7%

4.
Approval of Amendments to Stock Option Plan

By resolution passed by ballot vote, the Company’s amendments to our stock option plan, as outlined in the Information Circular, was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
21,167,239	91.0%	2,103,756	9.0%

5.
Approval of Unallocated Options Pursuant to the Stock Option Plan

By resolution passed by ballot vote, all unallocated options to acquire common shares under the stock option plan until May 7, 2029, was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
21,128,547	90.8%	2,142,448	9.2%

6.
Approval of Unallocated Share Unit Awards Issuable under the Award Plan

By resolution passed by ballot vote, all unallocated share unit awards under the restricted and performance share unit plan until May 7, 2029, was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
21,118,295	90.7%	2,152,700	9.3%

ABOUT OBSIDIAN ENERGY

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com